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                              May 18, 2022

       Glenn Laken
       Chief Executive Officer
       CMG Holdings Group, Inc.
       2130 North Lincoln Park West 8N
       Chicago, Illinois 60614

                                                        Re: CMG Holdings Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 0-51770

       Dear Mr. Laken:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 12

   1. Please revise your disclosure to reflect the appropriate evaluation dates of your disclosure controls and procedures
and internal control over financial reporting. This comment also applies to your Form
10-Q filed on May 13, 2022.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Glenn Laken
CMG Holdings Group, Inc.
May 18, 2022
Page 2

      You may contact Ta Tanisha Meadows at (202) 551-3322 or Joel Parker at
(202) 551-
3651 with any questions.



FirstName LastNameGlenn Laken                           Sincerely,
Comapany NameCMG Holdings Group, Inc.
                                                        Division of Corporation
Finance
May 18, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName